Exhibit (a)(12)

DHR Successfully Completes Tender Offer for Tektronix Shares;

Acquires Approximately 83% of TEK

Washington, D.C. and Beaverton, OR, November 16, 2007 – Danaher Corporation (NYSE: DHR) and Tektronix, Inc. (NYSE: TEK) jointly announced today that Raven Acquisition Corp., an indirect wholly owned subsidiary of Danaher Corporation, has successfully purchased all of the shares tendered and not withdrawn pursuant to its tender offer for all of the outstanding shares of Tektronix, Inc. common stock at $38.00 per share, net to the seller in cash without interest.

The tender offer and withdrawal rights expired at 11:59 PM, New York City time, on November 15, 2007. According to the depositary for the offer, a total of 69,958,316 shares of common stock of Tektronix were tendered and not withdrawn prior to the expiration of the offer (including 6,422,045 shares delivered pursuant to the guaranteed delivery procedures). Stockholders who validly tendered prior to the expiration of the offer and whose shares were not properly withdrawn will promptly receive the offer price of $38.00 per share, net to the seller in cash without interest. As a result of these purchases in the tender offer, Danaher, through Raven Acquisition Corp., now owns approximately 83% of the outstanding shares of Tektronix common stock.

Danaher also announced that Raven has commenced a subsequent offering period which will expire at 11:59 PM, New York City time on Tuesday, November 20, 2007, unless extended. During this subsequent offering period, holders of shares of Tektronix common stock who did not previously tender their shares into the offer may do so and Raven will promptly purchase any shares so tendered at $38.00 per share, net to the seller in cash without interest. No shares tendered in the tender offer may be withdrawn during the subsequent offering period.

After the subsequent offering period, Danaher will acquire all of the remaining outstanding shares of Tektronix common stock by means of a merger under Oregon law. In this merger, Raven will merge with and into Tektronix and Tektronix will become an indirect wholly owned subsidiary of Danaher. In the merger, each share of Tektronix’s outstanding common stock will be cancelled and (except for shares held by Danaher or Raven and certain restricted shares) will be converted into the right to receive $38.00 per share, net to the seller in cash without interest. Thereafter, Tektronix’s common stock will cease to be traded on the NYSE.

If Danaher, through Raven, owns at least 90% of the outstanding shares of Tektronix common stock after the subsequent offering period (which would be the case if substantially all shares tendered pursuant to the guaranteed delivery procedures are delivered), the merger will be implemented on an expedited basis pursuant to the short-form merger procedure available under Oregon law.

The purchase of the tendered shares is a “fundamental change” under the terms of the indenture governing Tektronix’s $345 million aggregate principal amount 1.625% Senior Convertible Notes due 2012, which entitles the noteholders to convert their notes into a cash amount based on the value of a certain number of common shares to be determined by a formula set forth in the indenture.

About Danaher

Danaher Corporation is a leading manufacturer of Professional Instrumentation, Medical Technologies, Industrial Technologies and Tools and Components (www.danaher.com).

About Tektronix

Tektronix is a leading supplier of test, measurement, and monitoring products, solutions and services for the communications, computer, consumer electronics, and education industries — as well as military/aerospace, semiconductor, and a broad range of other industries worldwide. With 60 years of experience, Tektronix enables its customers to design, build, deploy, and manage next-generation global communications networks, computing and advanced technologies. Headquartered in Beaverton, Oregon, Tektronix has operations in 19 countries worldwide. Tektronix’s Web address is www.tektronix.com.

Securityholders of Tektronix are urged to read the tender offer statement, letter of transmittal and other materials relating to the tender offer, as they contain important information, including the various terms of, and conditions to, the tender offer. Securityholders can obtain a copy of the tender offer statement, letter of transmittal and other related materials free of charge from the SEC’s Edgar Database, which can be accessed through the SEC’s Internet site (http://www.sec.gov), or from the information agent for the tender offer, MacKenzie Partners, Inc., by calling (800) 322-2885 (call toll-free). We urge Tektronix securityholders to carefully read those materials prior to making any decision with respect to the tender offer.

Statements in this document that are not strictly historical, including statements regarding the acquisition of Tektronix, the expected timetable for completing the transaction and any other statements about managements’ future expectations, beliefs, goals, plans or prospects, may constitute forward looking statements. There are a number of risks and uncertainties that could cause actual results or events to differ materially from those suggested or indicated by such forward looking statements, including: the parties’ ability to satisfy the merger agreement conditions and consummate the transaction and the other factors described in Danaher’s Annual Report on Form 10-K for the year ended December 31, 2006 and other SEC filings of Danaher as well as the SEC filings of Tektronix, including Tektronix’s Annual Report on Form 10-K for the year ended May 26, 2007 and Tektronix’s Quarterly Report on Form 10-Q for the quarter ended September 1, 2007. These forward-looking statements speak only as of the date of this release and neither Danaher nor Tektronix intends to update any forward looking statement except as required by law.

Please contact:

Andy Wilson

Vice President, Investor Relations

Danaher Corporation

2099 Pennsylvania Avenue, NW

12th Floor

Washington, D.C. 20006

Telephone: (202) 828-0850

Fax: (202) 828-0860

Paul Oldham

VP Treasurer and Investor Relations

Tektronix, Inc.

14200 SW Karl Braun Drive

M/S 55-544

Beaverton, OR 97077

Telephone: (503) 627-4027

Fax: (503) 627-6108